Kimberly Karcewski Vargo 202.346.4304 KVargo@ goodwinprocter.com	Goodwin Procter LLP Counselors at Law 901 New York Avenue NW Washington, DC 20001 T: 202.346.4000 F: 202.346.4444

December 5, 2013

Ms. Deborah O’Neal-Johnson
Securities and Exchange Commission
100 F Street, NE
Mail Stop 4720
Washington, DC 20549-4720

Re:	Van Eck Funds (the “Registrant”) Registration Nos. 002-97596; 811-04297

Dear Ms. O’Neal-Johnson:

As counsel to the Registrant, we are writing to respond to the comments and follow up to such comments provided by the staff (the “Staff”) of the Division of Investment Management of the Securities and Exchange Commission (“Commission”) to us and/or the officers of the Registrant by telephone on November 13, 2013, November 19, 2013, November 20, 2013 and November 21, 2013 in connection with the Registrant’s Post-Effective Amendment No. 116 under the Securities Act of 1933, as amended (the “1933 Act”), and Amendment No. 117 under the Investment Company Act of 1940, as amended (the “1940 Act”), which was filed with the Commission on September 16, 2013 with respect to the Long/Short Equity Fund (the “Fund”), a series of the Registrant.

For your convenience, summaries of these comments are set forth in italics below, each of which is followed by our response. Reference to an “Item” in a response is a reference to an Item of Form N-1A.

Comment 1:

Pursuant to Instruction 2(a)(i) of Item 3, please include the Class A shares maximum deferred sales charge of 1.00% in the “Shareholder Fees” table included in the section of the prospectus entitled “Fund summary information – Fund Fees and Expenses.” While the Registrant may continue to include a footnote that explains the circumstances under which the Class A shares maximum deferred sales charge will be assessed, please move the footnote from below the “Shareholder Fees” table to below the “Annual Fund Operating Expenses” table included in the same section.

Response 1:

The Registrant respectfully declines to include the Class A shares maximum deferred sales charge of 1.00% in the “Shareholder Fees” table included in the section of the prospectus entitled “Fund summary information – Fund Fees and Expenses.” The Registrant believes that it is appropriate to show the 1.00% deferred sales charge on Class A shares in a footnote and not in

Ms. Deborah O’Neal-Johnson
December 5, 2013

the line item because it only applies to a limited number of shareholders based on particular circumstances. The Registrant will move the footnote from below the “Shareholder Fees” table to below the “Annual Fund Operating Expenses” table included in the same section.

Comment 2:

Please remove, to the extent not applicable, the reference to “and/or Service” from the line item sub-captioned “Distribution and/or Service (12b-1) Fees” in the “Annual Fund Operating Expenses” table included in the section of the prospectus entitled “Fund summary information – Fund Fees and Expenses.”

Response 2:

We have confirmed that the Registrant’s Rule 12b-1 Plan for Class A shares authorizes payments by the Fund for a variety of distribution and related services, including shareholder support services.  Accordingly, the Registrant respectfully declines to remove “and/or Service” from the line item sub-captioned “Distribution and/or Service (12b-1) Fees” in the “Annual Fund Operating Expenses” table included in the section of the prospectus entitled “Fund summary information – Fund Fees and Expenses.”

Comment 3:

Please confirm whether the Fund’s investment adviser is entitled to recoup from the Fund any fees waived and/or expenses reimbursed for a period following the date of such waiver and/or reimbursement.

Response 3:

The Fund’s investment adviser is not entitled to recoup any fees waived and/or expenses reimbursed from the Fund.

Comment 4:

Please address the following with respect to the disclosures included in the section of the prospectus entitled “Fund summary information – Principal Investment Strategies”:

(a) please clarify whether the exchange traded funds (“ETFs”) in which the Fund will invest will reflect long/short hedge fund strategies;

(b) please clarify what “investment characteristics” is referring to in the first sentence of the section; and

(c) please confirm that the Fund does not intend to invest in hedge funds.

Ms. Deborah O’Neal-Johnson
December 5, 2013

Response 4:

We have confirmed with the Registrant that the Fund will maintain long and short positions in exchange traded products, including ETFs and exchange traded notes, that, in the aggregate, are expected to track the performance of a group of long/short equity hedge funds. The Registrant will revise the portion of the first sentence in the section of the prospectus entitled “Fund summary information – Principal Investment Strategies” that references “investment characteristics” as follows: “The Fund will pursue its objective by maintaining long and short positions in exchange traded products, including exchange traded funds ~~(“ETFs”),~~ and exchange traded notes, ~~and similar instruments~~ (“~~Equity Instruments~~ Exchange Traded Products”), that ~~reflect~~, in the aggregate, ~~the investment characteristics~~ are expected to track the performance of a ~~universe~~ group of long/short equity hedge funds~~,~~ .. . .” We have also confirmed with the Registrant that the Fund does not intend to invest directly in hedge funds.

Comment 5:

Please confirm whether or not the Fund will invest in inverse ETFs and add disclosure regarding same in the section of the prospectus entitled “Fund summary information – Principal Investment Strategies.”

Response 5:

We have confirmed with the Registrant that the Fund does not currently expect to invest in inverse ETFs as part of its principal investment strategies. Accordingly, the Registrant will include disclosures regarding inverse ETFs in the Fund’s statement of additional information (“SAI”).

Comment 6:

Please explain what “and similar instruments” is referring to in the first sentence of the section of the prospectus entitled “Fund summary information – Principal Investment Strategies” and confirm that it is not referring to swaps.

Response 6:

The reference to “and similar instruments” in the first sentence of the section of the prospectus entitled “Fund summary information – Principal Investment Strategies” is not referring to swaps and will be deleted as noted in response to Comment 4.

Comment 7:

Please explain how the True Alpha® (True α®) patented metric selects the funds that comprise the universe of long/short equity hedge funds.

Ms. Deborah O’Neal-Johnson
December 5, 2013

Response 7:

The Fund’s adviser identifies a universe of North American focused long/short equity hedge funds by using a commercially-available database. The Adviser then eliminates outlier hedge funds from that universe by applying its True Alpha® (True α®) patented metric (US Patent No. 7,707,092), thus creating the “Proprietary L/S Equity Universe.”

Comment 8:

Please explain how the Fund’s investment adviser is tracking the performance of the “Proprietary L/S Equity Universe” when the investment adviser does not know what investments are held by the hedge funds that comprise the universe.

Response 8:

As described in response to Comment 9, the Fund’s adviser will use regression analysis to construct a portfolio of long and short positions in exchange traded products that is designed to track the performance of the Proprietary L/S Equity Universe.

Comment 9:

Please provide a brief explanation about regression analysis.

Response 9:

Regression analysis is a statistical process for estimating the relationships among variables. It includes many techniques for modeling and analyzing several variables, when the focus is on the relationship between one or more dependent variables and one or more independent variables. In the investment management industry, regression analysis may be used to construct a portfolio of dependent investments (such as exchange traded products) that can be expected to produce the returns of an index of independent investments (such as a universe of hedge funds). The Fund’s adviser will use regression analysis to construct a portfolio of long and short positions in exchange traded products that is designed to track the performance of the Proprietary L/S Equity Universe.

Comment 10:

Please clarify what is meant by “with similar investment styles” in the second sentence of the section of the prospectus entitled “Fund summary information – Principal Investment Strategies”.

Ms. Deborah O’Neal-Johnson
December 5, 2013

Response 10:

The Registrant will delete “with similar investment styles” from the second sentence of the section of the prospectus entitled “Fund summary information – Principal Investment Strategies.”

Comment 11:

Please clarify how the True Alpha® (True α®) patented metric lowers volatility.

Response 11:

We have confirmed with the Registrant that the True Alpha® (True α®) patented metric measures the difference of both return and volatility of each fund relative to the Fund’s adviser’s proprietary benchmark.  The True Alpha® (True α®) patented metric rewards high returns and lower volatility and penalizes lower returns and higher volatility.  As a result, the True Alpha® (True α®) patented metric’s scores are positively correlated with high returns and low volatility, not either one or the other.

Comment 12:

The Staff noticed that in the section of the prospectus entitled “Fund summary information – Principal Investment Strategies,” you disclose that the Fund will value its short positions for purposes of the Rule 35d-1 80% test by using the short positions’ notional value. Please note that the Staff is of the view that market value, rather than notional value, is appropriate for this purpose. Please explain how the Fund will satisfy the Rule 35d-1 80% test.

Response 12:

We understand that, in telephone conversations on November 20, 2013 with officers of the Registrant, the Staff reported its view that the term “long/short” in the Fund’s name is descriptive of an investment strategy (as opposed to a type of investment) and that the term “equity” in this context is “peripheral” to that strategy and does not otherwise suggest the Fund is focusing on a particular type of investment.  Consistent with the view expressed by the Staff, the Registrant believes the requirements of Rule 35d-1 are not implicated by the Fund’s name and, therefore, the Fund is not required to adopt a policy of investing at least 80% of its net assets (plus borrowings for investment purposes) in equities. The Registrant will enhance its prospectus disclosure to clarify that, in pursuing its “long/short equity” strategy, the Fund may maintain exposures to exchange traded products that invest in equity and debt securities, as well as other asset categories.

Comment 13:

Please revise the following sentence in the section of the prospectus entitled “Fund summary information – Principal Investment Strategies” to clarify that the Fund seeks to

Ms. Deborah O’Neal-Johnson
December 5, 2013

maintain net exposures to equities: “It seeks to maintain a net exposure, including cash and cash equivalents of 100% of net assets.”

Response 13:

Please see the Registrant’s response to Comment 12.

Comment 14:

The Staff noticed that you include disclosure in the section of the prospectus entitled “Fund summary information – Principal Investment Strategies” about the Fund’s investment adviser’s ability to hire and terminate sub-advisers in accordance with an exemptive order, but that you do not identify a sub-adviser in the Item 5 disclosures. Please confirm that the Fund has not retained an investment sub-adviser and consider moving the disclosure about hiring a sub-adviser from the “Principal Investment Strategies” to a later section in the statutory prospectus.

Response 14:

The Fund has not currently retained an investment sub-adviser for the Fund and will move the following disclosure to the section of the prospectus entitled “Shareholder Information – Management of the Fund – Information About Fund Management – Investment Adviser”:

The Adviser may hire and terminate sub-advisers in accordance with the terms of an exemptive order obtained by the Fund and the Adviser from the SEC under which the Adviser is permitted, subject to supervision and approval of the Board of Trustees, to enter into and materially amend sub-advisory agreements without seeking shareholder approval. The Adviser will furnish shareholders of the Fund with information regarding a new sub-adviser within 90 days of the hiring of the new sub-adviser. Currently, the Adviser has not hired a sub-adviser to assist with the portfolio management of the Fund.

STATEMENT OF ADDITIONAL INFORMATION

Comment 15:

The Staff noticed that the Fund’s SAI includes disclosures regarding options, futures and warrants. Please confirm whether or not the Fund expects to use options, futures and warrants as part of the Fund’s principal investment strategies.

Response 15:

We have confirmed with the Registrant that the Fund does not intend to use options, futures and warrants as part of its principal investment strategies.

Ms. Deborah O’Neal-Johnson
December 5, 2013

Comment 16:

The Staff noticed that the Fund has the following fundamental investment policy:

Purchase any security if, as a result of that purchase, 25% or more of its total assets would be invested in securities of issuers having their principal business activities in the same industry, provided that this restriction does not limit the Fund’s investments in (i) securities issued or guaranteed by the U.S. government, its agencies or instrumentalities, or (ii) securities of other investment companies.

With respect to such policy:

(a) the Staff noted that it is of the view that to the extent the Fund knows that an investment company in which it invests is concentrating its investments in a particular industry, the Fund must look through to the underlying investment company’s holdings to determine the Fund’s compliance with its own concentration policy; and

(b) please provide the basis for the carve out to the above-referenced fundamental investment policy that reads: “For the purposes of Restriction 7, companies in different geographical locations will not be deemed to be in the same industry if the investment risks associated with the securities of such companies are substantially different. For example, although generally considered to be “interest rate-sensitive,” investing in banking institutions in different countries is generally dependent upon substantially different risk factors, such as the condition and prospects of the economy in a particular country and in particular industries, and political conditions.”

Response 16:

We are not aware of any SEC requirement to look-through to an underlying fund’s holdings when determining compliance with the Fund’s industry concentration limit. The Fund’s fundamental concentration limit explicitly excludes securities of other investment companies and the Fund will not look through to an underlying fund’s investments for purposes of its concentration policy.  To clarify the Fund’s position with respect to its concentration policy, the Registrant will add the following to the Fund’s SAI:  “In accordance with the Fund’s principal investment strategies as set forth in its Prospectus, the Fund invests its assets in underlying investment companies. Although the Fund does not have a policy to concentrate its investments in a particular industry, 25% or more of the Fund’s total assets may be indirectly exposed to a particular industry or group of related industries through its investment in one or more underlying investment companies.”

Also, the Registrant will delete in the Fund’s SAI the reference to the carve-out included in Comment 18(b).

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Ms. Deborah O’Neal-Johnson
December 5, 2013

We trust that these responses adequately address the Staff’s comments. The Registrant accepts responsibility for the adequacy and accuracy of the disclosure in the Registrant’s registration statement filing that is the subject of this letter. The Registrant acknowledges that Staff comments or changes to disclosure in response to Staff comments in the filing reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing. The Registrant further acknowledges that it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any further questions or comments, please do not hesitate to contact me at the number referenced above.

Very truly yours,

/s/ Kimberly K. Vargo

Kimberly K. Vargo

cc:	Mary Cole, Esq.
Joseph McBrien, Esq.
Jonathan Simon, Esq.
Laura Martinez, Esq.
Philip Newman, Esq.